SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number   1-14537

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Lodgian Inc., 401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lodgian Inc., 3445 Peachtree Road N.E., Suite 700, Atlanta, GA 30326

REQUIRED INFORMATION

1. Audited financial statements of the Plan including:
a.	Audited Statements of Net Assets Available for Benefits – December 31, 2001 and 2000.	Exhibit I
b.	Audited Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2001.	Exhibit I
2. Consent of Gifford Hillegas & Ingwersen, PC		Exhibit II

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lodgian, Inc., 401 (k) Plan

Date July 17, 2002	/s/ Daniel E. Ellis

Daniel E. Ellis Trustee & Senior Vice President, Legal Affairs

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Modified Cash Basis

For the Years Ended December 31, 2001 and 2000

with
Report of Independent Auditors

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

TABLE OF CONTENTS

December 31, 2001 and 2000

EXHIBIT I

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator and Plan Participants of
Lodgian, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Lodgian, Inc. 401(k) Plan (formerly Servico, Inc. 401(k) Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Lodgian, Inc. 401(k) Plan as of December 31, 2000 were audited by other auditors, whose report dated August 13, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Lodgian, Inc. 401(k) Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GIFFORD, HILLEGASS & INGWERSEN, P.C.

Atlanta, Georgia
June 18, 2002

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401 (k) PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

For the Years Ended December 31, 2001 and 2000

	2001	2000

Investments, at fair value	$7,255,567	$9,640,907
Cash	4,053	19,711

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$7,259,620	$9,660,618

The accompanying notes are an integral part of these financial statements.

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

For the Year Ended December 31, 2001

Interest and Dividend Income	$294,959
Net Depreciation of Investments	(2,763,195)
Contributions
Employer	483,959
Participant	1,334,597
Rollover	194,809

TOTAL CONTRIBUTIONS	2,013,365
Distributions to Participants	(1,758,963)
Administrative Expenses and Other	(187,164)

NET DECREASE IN BENEFITS	(2,400,998)
Net Assets Available for Benefits at Beginning of Year	9,660,618

Net Assets Available for Benefits at End of Year	$7,259,620

The accompanying notes are an integral part of these financial statements.

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1—DESCRIPTION OF THE PLAN

The following is a brief description of Lodgian, Inc. 401(k) Plan (the “Plan”). Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan adopted by Servico, Inc., effective July 1, 1984, covering all eligible employees of Logdian, Inc. (the “Company” or “Lodgian”), as defined by the Plan. Servico, Inc. and Impac Hotel Group LLC (“Impac”) combined their respective businesses through a series of corporate mergers, the result of which Servico, Inc. and Impac became wholly owned subsidiaries of Lodgian, effective December 11, 1998. Effective January 1, 1999, Lodgian assumed sponsorship of the Plan. Accordingly, the name of the Plan changed from Servico, Inc. 401(k) Plan to the Lodgian, Inc. 401(k) Plan. Also effective January 1, 1999, the Impac 401(k) Plan merged into the Plan.

An eligible employee, as defined, is allowed to participate in the Plan on the January 1 or July 1 coincident with or immediately following the attainment of age 21, the completion of six months of employment, and 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions: Participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. The Company may elect to make a matching contribution (“base match”), which will equal a certain percentage of the participant’s contribution for the year. The base match is made on an annual basis and is allocated to the participant’s account in stock or, effective with the Plan amendment dated July 26, 2001, in cash. The Company may also elect to make a bonus matching contribution equal to a percentage of the participant’s contributions invested in company stock. The bonus match is allocated to the participant’s account as of the end of the year following the year in which the contributions were made and invested in company stock, provided the participant leaves his or her contributions invested in company stock until then. The bonus match is payable in stock or, as noted above, in cash effective with the Plan amendment dated July 26, 2001. Total Company contributions are limited to 10% of the participant’s annual compensation. Participants are eligible for the Company’s contributions if he or she is employed as of the last day of the respective plan year or if the participant’s employment is terminated due to retirement, disability, or death, and has completed one year of service. The Company’s board of directors approved Company contributions of approximately $400,000 for the year ended December 31, 2001.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1—DESCRIPTION OF THE PLAN—Continued

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contributions, and the investment income (loss) of the Plan for the plan year. Investment income (loss) of the Plan is allocated to the participants’ accounts in proportion to their respective account balances.

Vesting: Participants are fully vested in their contributions and the earnings thereon.

Participants are vested ratably in the Company’s contributions beginning with 20% vesting upon completion of three years of service and reaching 100% vesting upon completion of seven years of service.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds, a common collective trust fund, and company stock.

Forfeitures: Amounts forfeited by participants who are terminated from the Plan prior to being 100% vested are used to either reduce future administrative expenses or Company contributions at the discretion of the Company. For the year ended December 31, 2001, forfeited accounts of $7,084 were utilized to reduce administrative expenses. Total forfeited balances as of December 31, 2001 and 2000 were $7,968 and $71,775, respectively.

Distributions to Participants: Upon termination of service, a participant or his or her beneficiary may elect to receive a distribution of 100% of the participant’s vested account balance. If a participant terminates due to death or retirement, distribution of his or her account may begin as soon as practicable. The forms of benefit payments under the Plan are a lump sum, installments over a period of years, or an annuity purchase, at the election of the participants.

Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Plan.

Participant Loans: A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to 60 months, unless the loan is utilized to acquire a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the loan.

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1—DESCRIPTION OF THE PLAN—Continued

Plan Termination: The Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis, participant and company contribution receivables, as well as refunds of contributions, as a result of limitations under the IRC, and accrued income were not recorded in the accompanying financial statements.

Valuation of Investments: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Net realized gains (losses) and unrealized (depreciation) appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

Net depreciation in fair value of investments for the year ended December 31, 2001 is as follows:

Mutual funds	$(208,243)
Lodgian, Inc. common stock	(2,554,952)

$(2,763,195)

Security transactions are accounted for on the trade date.

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 2—ACCOUNTING POLICIES—Continued

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

With respect to the Company’s stock, the fair value of the Company’s common stock decreased from $3.3125 per share on December 29, 2000 to $0.09 per share on December 31, 2001. As indicated in Note 3, on December 20, 2001, the Company filed for voluntary reorganization with the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the Bankruptcy Code. In addition, as of November 21, 2001, due to the dimunition in the stock price of the Company’s common stock and the Company’s total market capitalization, the Company stock ceased trading on the New York Stock Exchange and is currently being traded on the Over-the-Counter Bulletin Board.

NOTE 3—BANKRUPTCY FILING AND GOING CONCERN MATTERS

On December 20, 2001, the Company and 81 of its subsidiaries (“the Filers”) filed for voluntary reorganization (“the Filing”) under Chapter 11 of the U.S Bankruptcy Code. The Company is in default with respect to certain financial and non-financial covenants to all its debt instruments, both secured and unsecured and held by or on behalf of the Filers. Recent losses recognized by the Company and the Filing raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles and accordingly, do not reflect adjustments, which may result if the Company is unable to continue as a going concern. Of the $400,000 Company contribution owed to the Plan at December 31, 2001 as referenced in Note 1, $335,373 was paid into the Plan in May 2002. The remaining balance is scheduled to be paid in 2003 based on the provisions of the Plan.

NOTE 4—TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 2000 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 4—TAX STATUS—Continued

currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

NOTE 5—INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2001 or 2000 are as follows:

	2001	2000

Dodge & Cox Balanced Fund	$3,551,618	$3,752,008
SEI Stable Asset Fund	946,831	972,514
SSgA Funds – S&P 500 Index Fund	1,689,268	2,009,668
Company stock	122,237	2,162,569

Information about the net assets and the significant components of the changes in net assets relating to the Company’s stock (nonparticipant-directed) as of December 31, 2001 and for the year then ended is as follows:

Net Assets
Common stock	$122,237

Changes in Net Assets
Employer contributions	$436,448
Participant contributions	266,040
Net depreciation in fair value	(2,554,952)
Distributions to participants	(143,639)
Administrative expenses	(49,910)
Net transfers to other investment options	5,681

$(2,040,332)

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 6—CONTINGENCIES

The Department of Labor notified the Company that the Impac Hotel Group 401(k) Plan was under audit. The audit has not yet been resolved, but the Department of Labor raised several reporting and disclosure violations and has stated that the Company’s 1997 and 1998 Forms 5500 were incomplete.

Each of these incomplete filings carries a potential penalty of $1,100 per day that the filing is not completed. However, the penalty amount is negotiable and the Department of Labor has an administrative policy capping the penalty at $30,000 per plan year per unfiled return. At this date, these penalties have not been imposed and the probability of these penalties being assessed or a dollar range of the penalties cannot be determined.

During the audit of the Plan for the year ended December 31, 2001, the Company determined that certain minor elements of associates’ compensation were excluded from the computation of employee contributions between the period October 1, 1999 to December 31, 2001. Management is currently computing the contributions and related investment earnings which the Company must pay into the Plan to enable it to voluntarily self-correct during 2002 pursuant to Rev. Proc. 2002-47. The exact amounts have not yet been ascertained but management does not expect the amount to exceed $85,000.

EXHIBIT I

SUPPLEMENTAL INFORMATION

EXHIBIT I

LODGIAN, INC. 401(k) PLAN
(FORMERLY SERVICO, INC. 401(k) PLAN)

SCHEDULE H, LINE 4i — ASSETS HELD AT END OF THE YEAR
(MODIFIED CASH BASIS)

December 31, 2001 and 2001

	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost	Value

*	Circle Trust Corporation	American Century Equity Growth Fund, 15,256 shares
Managers International Equity Fund, 3,281 shares
SSgA Funds – S&P 500 Index Fund, 89,285 shares
Royce Total Return Fund, 26,036 shares
Strong Funds Corporate Bond Fund, 8,693 shares
Dodge & Cox Balanced Fund, 54,289 shares
		SEI Stable Asset Fund, 946,831 shares	(a) (a) (a) (a) (a) (a) (a)	$293,529 123,367 1,689,268 223,651 91,283 3,551,618 946,831
*	Lodgian, Inc.	Common stock, 1,359,263 shares	$551,968	122,237
*	Participant Loans	Interest rates range from 7.0% to 11.0%	(a)	213,783

	TOTAL			$7,255,567

*	Indicates party in interest

(a)	Participant directed

Exhibit II

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration statement of the Lodgian, Inc., 401(k) Plan on Form S-8 (File No. 333-68464) of our report dated June 18, 2002 relating to the financial statements of Lodgian Inc. 401(k) Plan which appears in this annual report on Form 11-K.

/S/ GIFFORD, HILLEGASS & INGWERSEN, P.C.

GIFFORD, HILLEGASS & INGWERSEN, P.C.